Exhibit 4.6

DESCRIPTION OF DEBT SECURITIES

The following description of Medley LLC (“we”, “us”, or the “Company”) debt securities is only a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the indenture dated as of August 9, 2016, between us and U.S. Bank National Association, as trustee (the “Trustee”), as supplemented by the first, second, third and fourth supplemental indentures (as supplemented, the “Indenture”), setting forth the terms and conditions of the Notes (as defined below). Copies of the Indenture, including each supplement to the Indenture, are incorporated as an exhibit to the Annual Report on Form 10-K (the “Form 10-K”) to which this Exhibit 4.6 is a part.

The Notes

General

2026 Notes

On August 9, 2016, we completed a registered public offering of $25.0 million of an aggregate principal amount of 6.875% senior notes due 2026 (the “2026 Notes”) at a public offering price of 100% of the principal amount. On October 18, 2016, we completed a public offering of an additional $28.6 million in aggregate principal amount of the 2026 Notes at a public offering price of $24.45 for each $25.00 principal amount of notes.

The 2026 Notes mature on August 15, 2026. The principal payable at maturity will be 100.0% of the aggregate principal amount. The interest rate of the 2026 Notes is 6.875% per year and is paid quarterly, in arrears, every February 15, May 15, August 15 and November 15, beginning November 15, 2016 and the regular record dates for interest payments are every February 1, May 1, August 1 and November 1. If an interest payment date falls on a non-business day, the applicable interest payment will be made on the next business day and no additional interest will accrue as a result of such delayed payment. The initial interest period was from and including August 9, 2016, to, but excluding, the initial interest payment date, and the subsequent interest periods are the periods from and including an interest payment date to, but excluding, the next interest payment date or the stated maturity date, as the case may be.

2024 Notes

On January 18, 2017, we completed a registered public offering of $34.5 million of an aggregate principal amount of 7.25% senior notes due 2024 (the “2024 Notes” and, together with the 2026 Notes, the “Notes”) at a public offering price of 100% of the principal amount. On February 22, 2017, we completed a public offering of an additional $34.5 million in aggregate principal amount of the 2024 Notes at a public offering price of $25.25 for each $25.00 principal amount of notes.

The 2024 Notes mature on January 30, 2024. The principal payable at maturity will be 100.0% of the aggregate principal amount. The interest rate of the 2024 Notes is 7.25% per year and is paid quarterly, in arrears, every January 30, April 30, July 30 and October 30, beginning April 30, 2017 and the regular record dates for interest payments are every January 15, April 15, July 15 and October 15. If an interest payment date falls on a non-business day, the applicable interest payment will be made on the next business day and no additional interest will accrue as a result of such delayed payment. The initial interest period was from and including January 18, 2017, to, but excluding, the initial interest payment date, and the subsequent interest periods are the periods from and including an interest payment date to, but excluding, the next interest payment date or the stated maturity date, as the case may be.

The Notes are not be subject to any sinking fund provisions.

The Indenture does not limit the amount of debt (including secured debt) that may be issued by us or our subsidiaries under the indenture or otherwise. The Indenture does not contain any financial covenants and does not restrict us from paying dividends or issuing or repurchasing our other securities. Other than restrictions described under “— Merger, Consolidation or Sale of Assets” below, the Indenture does not contain any covenants or other provisions designed to afford holders of the Notes protection in the event of a highly leveraged transaction involving us or in the event of a decline in our credit rating, if any, as the result of a takeover, recapitalization, highly leveraged transaction or similar restructuring involving us that could adversely affect such holders.

We have the ability to issue Indenture securities with terms different from the Notes and, without the consent of the holders thereof, to reopen the Notes and issue additional Notes.

Optional Redemption

The 2026 Notes and the 2024 Notes may be redeemed in whole or in part at any time or from time to time at our option on or after January 30, 2020 and August 15, 2019 and January 30, 2020, respectively, respectively, upon not less than 30 days nor more than 60 days written notice by mail prior to the date fixed for redemption thereof, at a redemption price equal to 100% of the outstanding principal amount thereof plus accrued and unpaid interest payments otherwise payable for the then-current quarterly interest period accrued to the date fixed for redemption.

Note holders may be prevented from exchanging or transferring the Notes when they are subject to redemption. In case any Notes are to be redeemed in part only, the redemption notice will provide that, upon surrender of such Note, such holder will receive, without a charge, a new Note or Notes of authorized denominations representing the principal amount of their remaining unredeemed Notes.

If fewer than all of the Notes are to be redeemed, then, if the Notes are evidenced by one or more global notes, the Notes to be redeemed will be selected in accordance with the procedures of DTC, or, if the Notes are evidenced by notes in definitive, physical form, the trustee will select, not more than 60 days prior to the redemption date, the particular Notes or portions thereof for redemption from the outstanding Notes not previously called by such method as the trustee deems fair and appropriate. Notes may be selected for redemption in whole or in part in a minimum of $25 in principal amount and integral multiples of $25 in principal amount in excess thereof, provided that the remaining principal amount of any Note redeemed in part is $25 or an integral multiple of $25 in excess thereof.

In connection with any redemption of the Notes, any such redemption may, at the Company’s discretion, be subject to one or more conditions precedent, including any related equity offering, other financing or a change of control. In addition, if such redemption or notice is subject to satisfaction of one or more conditions precedent, such notice shall state that, in the Company’s discretion, any of such conditions may be waived, the redemption date may be delayed until such time as any or all such conditions shall be satisfied, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the redemption date, or by the redemption date so delayed.

Payment and Paying Agents

We will pay interest to the person listed in the Trustee’s records as the owner of the Notes at the close of business on a particular day in advance of each due date for interest, even if that person no longer owns the Notes on the interest due date. That day, usually about two weeks in advance of the interest due date, is called the “record date.” Because we will pay all the interest for an interest period to the holders on the record date, holders buying and selling the Notes must work out between themselves the appropriate purchase price. The most common manner is to adjust the sales price of the Notes to prorate interest fairly between buyer and seller based on their respective ownership periods within the particular interest period. This prorated interest amount is called “accrued interest.”

Events of Default

You will have rights if an Event of Default occurs with respect to the Notes and the Event of Default is not cured, as described later in this subsection.

The term “Event of Default” with respect to the Notes means any of the following:

●	We do not pay the principal of any Note on its due date.
●	We do not pay interest on any Note when due, and such default is not cured within 30 days.
●

We remain in breach of any other covenant with respect to the Notes for 60 days after we receive a written notice of default stating we are in breach. The notice must be sent by either the Trustee or holders of at least 25% of the principal amount of the Notes.

●

We file for bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur and, in the case of certain orders or decrees entered against us under any bankruptcy law, such order or decree remains undischarged or unstayed for a period of 60 days.

An Event of Default for the Notes does not necessarily constitute an Event of Default for any other series of debt securities issued under the same or any other indenture. The Trustee may withhold notice to the holders of the Notes of any default, except in the payment of principal, premium or interest, if it considers the withholding of notice to be in the best interests of the holders.

If an Event of Default has occurred and has not been cured, the Trustee or the holders of at least 50.0% in principal amount of the Notes may declare the entire principal amount of all the Notes to be due and immediately payable. This is called a declaration of acceleration of maturity. In certain circumstances, a declaration of acceleration of maturity may be canceled by the holders of a majority in principal amount of the Notes.

The Trustee is not required to take any action under the Indenture at the request of any holders unless the holders offer the Trustee protection reasonably satisfactory to it from expenses and liability (called an “indemnity”). If reasonable indemnity is provided, the holders of a majority in principal amount of the Notes may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the Trustee. The Trustee may refuse to follow those directions in certain circumstances. No delay or omission in exercising any right or remedy will be treated as a waiver of that right, remedy or Event of Default.

Merger, Consolidation or Sale of Assets

Under the terms of the Indenture, we are generally permitted to consolidate or merge with another entity. We are also permitted to sell all or substantially all of our assets to another entity. However, we may not take any of these actions unless all the following conditions are met:

●	Where we merge out of existence or sell our assets, the resulting entity must agree to be legally responsible for our obligations under the Notes.
●

The merger or sale of assets must not cause a default on the debt securities and we must not already be in default (unless the merger or sale would cure the default). For purposes of this no-default test, a default would include an Event of Default that has occurred and has not been cured, as described under “Events of Default” above. A default for this purpose would also include any event that would be an Event of Default if the requirements for giving us notice of default or our default having to exist for a specified period of time were disregarded.

●	We must deliver certain certificates and documents to the Trustee.

Modification or Waiver

There are three types of changes we can make to the indenture and the Notes issued thereunder.

Changes Requiring Note Holder Approval

First, there are changes that we cannot make to the Notes without approval from each affected holder. The following is a list of those types of changes:

●	change the stated maturity of the principal of or interest on the Notes;
●	reduce any amounts due on the Notes;
●	reduce the amount of principal payable upon acceleration of the maturity of a security following a default;
●	change the place or currency of payment on the Notes;
●	impair a Note holder’s right to sue for payment;
●	adversely affect any rights to convert or exchange any note in accordance with its terms;
●	reduce the percentage of holders of Notes whose consent is needed to modify or amend the indenture;
●	reduce the percentage of holders of Notes whose consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults; and
●

modify any other material aspect of the provisions of the indenture dealing with supplemental indentures, modification and waiver of past defaults, changes to the quorum or voting requirements or the waiver of certain covenants.

Changes Not Requiring Approval

The second type of change does not require any vote by the holders of the Notes. This type is limited to clarifications related to the Indenture, and certain other changes that would not adversely affect holders of the Notes in any material respect.

Changes Requiring Majority Approval

Any other change to the indenture and the Notes would require the following approval:

●	If the change affects only the Notes, it must be approved by the holders of a majority in principal amount of the Notes.
●

If the change affects more than one series of debt securities issued under the same indenture, it must be approved by the holders of a majority in principal amount of all of the series affected by the change, with all affected series voting together as one class for this purpose.

The holders of a majority in principal amount of a series of debt securities issued under the Indenture may waive our compliance with some of our covenants applicable to that series. However, we cannot obtain a waiver of a payment default or of any of the matters covered by the bullet points included above under “— Changes Requiring Note Holder Approval.”

Further Details Concerning Voting

When taking a vote, we will use the principal amount that would be due and payable on the voting date if the maturity of the Notes were accelerated to that date because of a default, to decide how much principal to attribute to the Notes.

The Notes will not be considered outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust money for their payment or redemption. The Notes will also not be eligible to vote if they have been fully defeased as described later under “Defeasance — Full Defeasance.”

We will generally be entitled to set any day as a record date for the purpose of determining the holders of the Notes that are entitled to vote or take other action under the indenture. If we set a record date for a vote or other action to be taken by holders of the Notes, that vote or action may be taken only by persons who are holders of the Notes on the record date and must be taken within eleven months following the record date.

Defeasance

The following provisions will be applicable to the Notes.

Covenant Defeasance

Under applicable law, we can make the deposit described below and be released from some of the restrictive covenants in the Indenture (called “covenant defeasance”). In that event, a Note holder would lose the protection of those restrictive covenants but would gain the protection of having money and government securities set aside in trust to repay such holder’s Notes. In order to achieve covenant defeasance, the following conditions must be satisfied:

●

Since the Notes are denominated in U.S. dollars, we must deposit in trust for the benefit of all holders of the Notes a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the Notes on their due dates.

●

We must deliver to the Trustee a legal opinion of our counsel confirming that, under current U.S. federal income tax law, we may make the above deposit without causing a Note holder to be taxed on the Notes any differently than if we did not make the deposit and just repaid the Notes ourselves at maturity.

●	Defeasance must not result in a breach or violation of, or result in a default under, the indenture or any of our other material agreements or instruments.
●

No default or event of default with respect to the Notes shall have occurred and be continuing and no defaults or events of default related to bankruptcy, insolvency or reorganization shall occur during the next 90 days.

If we accomplish covenant defeasance, Note holders can still look to us for repayment of the Notes if there were a shortfall in the trust deposit or the Trustee is prevented from making payment. For example, if one of the remaining Events of Default occurred (such as our bankruptcy) and the Notes became immediately due and payable, there might be a shortfall. Depending on the event causing the default, Note holders may not be able to obtain payment of the shortfall.

Full Defeasance

If there is a change in U.S. federal tax law, as described below, we can legally release ourselves from all payment and other obligations on the Notes of a particular series (called “full defeasance”) if the following conditions are satisfied in order for a Note holder to be repaid:

●

Since the Notes are in U.S. dollars, we must deposit in trust for the benefit of all holders of the Notes a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the Notes on their various due dates.

●

We must deliver to the Trustee a legal opinion confirming that there has been a change in current U.S. federal tax law or an IRS ruling that allows us to make the above deposit without causing a Note holder to be taxed on the Notes any differently than if we did not make the deposit and just repaid the Notes ourselves at maturity.

●	Defeasance must not result in a breach or violation of, or constitute a default under, the indenture or any of our other material agreements or instruments.
●

No default or event of default with respect to the Notes shall have occurred and be continuing and no defaults or events of default related to bankruptcy, insolvency or reorganization shall occur during the next 90 days.

If we ever did accomplish full defeasance, as described above, you would have to rely solely on the trust deposit for repayment of the Notes. Note holders could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever became bankrupt or insolvent.

Other Covenants

In addition to any other covenants described in this prospectus, the following covenants shall apply to the Notes:

●

If, at any time, we or Medley Management Inc. are not subject to the reporting requirements of Sections 13 or 15(d) of the Exchange Act to file any periodic reports with the SEC, we agree to furnish to holders of the Notes and the Trustee, for the period of time during which the Notes are outstanding, our audited annual consolidated financial statements, within 90 days of our fiscal year end, and unaudited interim consolidated financial statements, within 45 days of our fiscal quarter end (other than our fourth fiscal quarter). All such financial statements will be prepared, in all material respects, in accordance with applicable U.S. GAAP.

Resignation of Trustee

The Trustee may resign or be removed with respect to the Notes provided that a successor trustee is appointed to act with respect to the Notes. In the event that two or more persons are acting as trustee with respect to different series of indenture securities under the indenture, each of the trustees will be a trustee of a trust separate and apart from the trust administered by any other trustee.

Indenture Provisions — Ranking

The Notes are designated as Designated Senior Securities and, therefore, Designated Senior Indebtedness under the indenture. Designated Senior Indebtedness is defined in the Indenture as the principal of (and premium, if any) and unpaid interest on:

●

our indebtedness (including indebtedness of others guaranteed by us) whenever created, incurred, assumed or guaranteed, for money borrowed, that we have designated as “Designated Senior Indebtedness” for purposes of the indenture and in accordance with the terms of the indenture (including any indenture securities designated as Designated Senior Indebtedness), and

●	renewals, extensions, modifications and refinancings of any of this indebtedness.

As unsecured obligations of the Company designated as Designated Senior Indebtedness under the indenture, the Notes rank:

●	pari passu with our existing and future unsecured indebtedness;

●	senior to any of our future indebtedness that expressly provides it is subordinated to the Notes; and
●

effectively subordinated to all of our existing and future secured indebtedness (including the Senior Secured Credit Facilities and indebtedness that is initially unsecured to which we subsequently grant security), to the extent of the value of the assets securing such indebtedness; and

●

structurally subordinated to all existing and future indebtedness and other obligations of any of our subsidiaries, including without limitation, under the Senior Secured Credit Facilities and the indebtedness of MOF I BDC LLC and Medley SBIC LP.

In the event of our bankruptcy, liquidation, reorganization or other winding up, our assets that secure secured debt will be available to pay obligations on the Notes only after all indebtedness under such secured debt has been repaid in full from such assets. We advise you that there may not be sufficient assets remaining to pay amounts due on any or all the Notes then outstanding.

Trustee, Paying Agent and Security Registrar

The trustee, paying agent and security registrar for the Notes is the Trustee.

Listing

The 2024 Notes are listed on the New York Stock Exchange under the trading symbol ‘‘MDLQ”. The 2026 Notes are listed on the New York Stock Exchange under the trading symbol “MDLX”.